787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 27, 2016

VIA EDGAR

Min S. Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Multi-Manager Alternative Fund (the “Fund”) Securities Act File No. 333-197049 and Investment Company Act File No. 811-22671

Dear Mr. Oh:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with the undersigned on July 22, 2016 regarding the Fund’s registration statement filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Front Cover

Comment No. 1: Please apply the most current net asset value available for footnote 1 to the offering price table on the cover page.

Response: The proposed offering price on the front cover of the prospectus has been updated to reflect the most current offering price.

NEW YORK   WASHINGTON   HOUSTON   PARIS   LONDON   MILAN   ROME   FRANKFURT  BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

July 27, 2016

Summary of Terms

Comment No. 2(a): Please update the disclosure under “Selected Risk Factors—General Market Risks—Current Market Conditions and Governmental Actions” to clarify what is meant by “five U.S prudential regulators”. Further, please supplementary explain to the Staff why “it will normally be four to six months between the time an investor tenders shares for repurchase and the investor’s receipt of any cash proceeds associated with the repurchase” as disclosed under “Selected Risk Factors—Limited Liquidity of Fund Shares.” Confirm that all changes in the summary of the risk factors have been carried through to the disclosure in the back of the prospectus in the section “Risk Factors and Special Considerations.”

Response: The Fund has revised the above-referenced language with respect to the U.S. regulators to clarify the disclosure. The Fund has also confirmed that all changes in the summary of the risk factors have been carried over into the back of the prospectus. In response to the second point of the Staff’s comment, the time it takes for a shareholder to receive the cash proceeds for properly submitted shares tendered to the Fund in a repurchase offer is a function of when the shareholder submits the shares for repurchase and the Fund’s expectations of the timing of receipt of redemption proceeds from the redemption of its interests in the underlying Portfolio Funds. Pursuant to the tender offer rules, a repurchase offer made by the Fund generally must remain open for at least 20 business days, during which time a shareholder may withdraw previously tendered shares. At the end of the tender period, the Fund accepts shares property tendered and not withdrawn for repurchase. Shareholders who tender shares early in the offer period will wait approximately a month before the shares are accepted for repurchase, resulting in a longer period before cash payment is received. In addition, the Portfolio Funds generally require more than a month’s (and commonly three months) advance notice of a redemption request and may take an additional month or more to pay redemption proceeds. As disclosed in the registration statement, in light of these liquidity constraints and the possibility that the Fund may have to effect withdrawals from those Portfolio Funds to pay for shares being repurchased, the Fund uses the month end of the third month following the repurchase deadline as the valuation date for the purchased shares. This timing allows the Investment Manager to know the amount of shares accepted for repurchase and make any corresponding redemption requests from the Portfolio Funds necessary to satisfy payment of the tendered shares, and to keep the Fund’s portfolio more fully invested during the repurchase process and thus minimize cash drag on the Fund’s return. The result is that a shareholder tendering early may wait several months before receiving actual cash proceeds. The Fund notes this repurchase process is disclosed in the registration statement and that more specific timing regarding the payment for repurchased shares is disclosed in the tender offer documents.

July 27, 2016

Comment No. 2(b): In light of the Fund’s shift from non-diversified to diversified status, please confirm that the references to limited diversification in the sections “Selected Risk Factors—General Market Risks—General Economic and Market Conditions” and “Selected Risk Factors—Certain Risks Related to Investments by Portfolio Funds—Volatility”, as well as the corresponding sections in the back of the prospectus, are correct.

Response: The Fund believes the current disclosure remains accurate. Although the Fund is “diversified” among issuers as defined in the 1940 Act, as explained in the risk factors, for example, the Fund may still focus its investment in a limited number of strategies. In addition, particular Portfolio Funds may be concentrated. As a result, diversification among issuers may not serve to dampen volatility.

Performance of Similarly Managed Accounts

Comment No. 3(a): Please revise the disclosure in the fifth paragraph of the section “Performance of Similarly Managed Accounts” to account for performance data net of all fees and expenses except for custodial fees. It is the Staff’s position that performance should be net of all expenses other than custody fees, and where other expenses are not known or available for an account, the highest known fee should be applied to all accounts. With respect to the sixth paragraph of that section, note that fees should be applied evenly across types of funds or only with respect to separately managed accounts.

Response: The Fund has recalculated the performance disclosure to apply the fees of the Fund to each account.

Comment No. 3(b): Please define “proprietary accounts” in terms of what they are and their relationship with the Fund and its portfolio managers both before and after the commencement date of the Fund.

Response: The Fund has revised the disclosure to explain the information included in the tables and describe the “proprietary accounts” as follows:

“The first table shows monthly and annual returns of the Similarly Managed Accounts, including the Proprietary Accounts (as defined below), from October 1, 2010 through June 30, 2016. A second table relates to hedge fund investments made on behalf of proprietary trading accounts of AIG and its affiliates (the “Proprietary Accounts”) managed by the portfolio managers from the inception of the Proprietary Accounts in April 1996 through September 30, 2010. The Fund’s portfolio managers managed the Proprietary Accounts during their tenure with AIG and continue to manage the Proprietary Accounts as portfolio managers at the Investment Manager. Shown above the two tables is an average annual total return chart depicting the returns of the Similarly Managed Accounts (including the Proprietary Accounts) from the period the portfolio managers began managing the Similarly Managed Accounts (including the Proprietary Accounts) as portfolio managers at the Investment Manager.”

July 27, 2016

Comment No. 3(c): With respect to the “Similarly Managed Accounts – Average Annual Total Returns” table, the Staff notes that the “10 year” and since inception columns combine both “Bramwell” and “Applegate” type performance.1 Bramwell performance refers to the performance of similar other funds managed by the same portfolio manager at a different investment advisory firm. Applegate performance refers to performance information from private accounts that were managed by the same advisory firm. The Staff has not explicitly permitted the combination of these two types of performance in one presentation.

Response: As discussed with the Staff, the Fund has separated the performance of the portfolio managers’ management of the Proprietary Accounts prior to joining AB and the performance of similar accounts during their tenure at AB into two tables. Additionally, the “Average Annual Total Returns” table for the Similarly Managed Accounts reflects performance only since the portfolio managers joined AB.

Comment No. 3(d): Please confirm for the Staff that the Fund has the records necessary to support the performance data, as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Investment Manager confirms that it maintains the records required by Rule 204-2(a)(16) under the Investment Advisers Act.

U.S. Federal Income Tax Considerations

Comment No. 4: Please confirm that the disclosure of U.S. federal income tax considerations is up to date and accurate.

Response: The Fund confirms that the disclosure of the U.S. federal income tax considerations has been reviewed and has been updated appropriately.

Redemptions, Repurchases and Transfer Restrictions

Comment No. 5: Please correct the typographical error in the sentence “In addition, any shares transferred by operation of law so that the balance of the account of any transferee or the transfer or is less than $20,000 (or any lower amount set by the Board of Trustees) will be subject to repurchase by the Fund” (emphasis added).

Response: The Fund has corrected the referenced typographical error.

[1]	See Bramwell Growth Fund (available August 7, 1996) and Nicholas-Applegate Mutual Funds (available August 6, 1996).

July 27, 2016

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The Fund has authorized us to represent on its behalf that, with respect to filings made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8992.

Sincerely,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:	Eric C. Freed, Esq., AllianceBernstein L.P.

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP